UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)*

Under the Securities Exchange Act of 1934

LRAD CORPORATION
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

      50213V109
(CUSIP Number)

Mitchell R. Kulick, Esq. General Counsel Iroquois Capital Management LLC 641 Lexington Avenue, 26th Floor New York, New York 10022 (212) 974-3070
(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

COPIES TO:
Patrick J. Dooley, Esq.
Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, NY 10036
(212) 872-1000

             March 1, 2013
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Continued on following page(s)
Page 1 of 7 Pages

CUSIP No. 50213V109	Page 2 of 7 Pages

1           Names of Reporting Persons

IROQUOIS CAPITAL MANAGEMENT LLC

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

DELAWARE

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 1,971,885
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		1,971,885

11           Aggregate Amount Beneficially Owned by Each Reporting Person

1,971,885

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

6.09%

14           Type of Reporting Person (See Instructions)

IA

CUSIP No. 50213V109	Page 3 of 7 Pages

1           Names of Reporting Persons

JOSHUA SILVERMAN

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

UNITED STATES OF AMERICA

	7	Sole Voting Power
Number of Shares		21,147
Beneficially Owned By Each	8	Shared Voting Power 1,971,885
Reporting Person With	9	Sole Dispositive Power 21,147
	10	Shared Dispositive Power
		1,971,885

11           Aggregate Amount Beneficially Owned by Each Reporting Person

1,993,032

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

6.15%

14           Type of Reporting Person (See Instructions)

IN; HC

CUSIP No. 50213V109	Page 4 of 7 Pages

1           Names of Reporting Persons

RICHARD ABBE

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

UNITED STATES OF AMERICA

	7	Sole Voting Power
Number of Shares		184,293
Beneficially Owned By Each	8	Shared Voting Power 1,989,899
Reporting Person With	9	Sole Dispositive Power 184,293
	10	Shared Dispositive Power
		1,989,899

11           Aggregate Amount Beneficially Owned by Each Reporting Person

2,174,192

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

6.71%

14           Type of Reporting Person (See Instructions)

IN; HC

CUSIP No. 50213V109	Page 5 of 7 Pages

This Amendment No. 1 supplements the information set forth in the Schedule 13D filed by Iroquois Capital Management LLC, Joshua Silverman, and Richard Abbe with the United States Securities and Exchange Commission on January 17, 2013 (the “Schedule 13D”) relating to the shares of Common Stock, par value $0.00001 per share (the “Shares”) of LRAD Corporation, a Delaware corporation (the “Issuer”).  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.  The Schedule 13D is supplementally amended as follows.

Item 3.     Source and Amount of Funds or Other Consideration.

The responses to Items 4, 5 and 6 of the Schedule 13D are incorporated herein by reference.

Iroquois used working capital of the Fund to purchase the additional 244,481 Shares reported herein.  The total purchase price for such Shares was approximately $289,753.

Item 4.     Purpose of Transaction.

The responses to Items 3, 5 and 6 of the Schedule 13D are incorporated herein by reference.

On February 27, 2013, the Fund delivered to the Issuer a letter requesting to inspect a complete list of the Issuer’s stockholders and certain other corporate records as permitted by applicable state law.  The purpose of the letter is to enable the Fund, on behalf of itself and its affiliates, to communicate with the Issuer’s stockholders in connection with the election of directors at the Issuer’s Annual Meeting and any other matters that may properly come before the Annual Meeting.

Item 5.     Interest in Securities of the Issuer.

(a) – (b) By virtue of Iroquois’ position as investment advisor to the Fund, Iroquois may be deemed to be the beneficial owner of 1,971,885 Shares (representing approximately 6.09% of the Shares based upon 32,399,199 Shares outstanding as of January 31, 2013 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 6, 2013) consisting of 1,583,119 Shares and Warrants to acquire 388,766 Shares held for the account of the Fund.  Iroquois may be deemed to have shared power to vote and shared power to dispose of 1,583,119 Shares and Warrants to acquire 388,766 Shares.

Mr. Abbe and Mr. Silverman are the members of Iroquois who have the authority and responsibility for the investments made on behalf of the Fund.  As such, Mr. Abbe and Mr. Silverman may be deemed to be the beneficial owner of the Shares and Warrants held for the account of the Fund.  In addition, by virtue of his position as a custodian or trustee of certain Accounts, Mr. Abbe may be deemed to be the beneficial owner of an additional 148,264 Shares and Warrants to acquire 54,043 Shares held for such Accounts.  Mr. Silverman may be deemed to be the beneficial owner of an additional 16,644 Shares and Warrants to acquire 4,503 Shares owned for his own account.  Mr. Abbe may be deemed to have sole power to vote and sole power to dispose of 139,257 Shares and Warrants to acquire 45,036 Shares and shared power to vote and shared power to dispose of 1,592,126 Shares and Warrants to acquire 397,773 Shares.  Mr. Silverman may be deemed to have sole power to vote and sole power to dispose of 16,644 Shares and Warrants to acquire 4,503 Shares and shared power to vote and shared power to dispose of 1,583,119 Shares and Warrants to acquire 388,766 Shares.

CUSIP No. 50213V109	Page 6 of 7 Pages

The Reporting Persons disclaim beneficial ownership of the following Shares and Warrants held by the persons specified below, and the following information is included solely for informational purposes:  711,585 Shares and Warrants to acquire 252,214 Shares held by Scot Cohen, a U.S. citizen who is a member of Iroquois with an office address at 641 Lexington Avenue, 26th Floor, New York, New York 10022, who does not have authority over the investments of Iroquois in the Issuer and 25,782 Shares and Warrants to acquire 18,015 Shares held by the Scot Jason Cohen Foundation; 173,242 Shares and Warrants to acquire 45,037 Shares held for the account of American Capital Management LLC, a retirement vehicle for the benefit of Mr. Silverman, Mr. Abbe, and Mr. Cohen; and 205,303 Shares and Warrants to acquire 9,007 Shares held for the account of Mr. Philip Mirabelli, an employee of Iroquois (who serves as the manager of the investments held by American Capital Management LLC); and 100,741 Shares held for the account of the Merav Abbe Irrevocable Trust, a trust for the benefit of Mr. Abbe.

(c)           Except as set forth on Exhibit 1 attached hereto, there have been no transactions with respect to the Shares during the sixty days prior to the date hereof by any of the Reporting Persons.

(d)           Other than the investors of the Fund and the beneficiaries of the Accounts, as the case may be, who are entitled to receive dividends from or the proceeds of sales of the Shares held for their respective accounts, in accordance with their interests therein, no person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares beneficially owned by any of the Reporting Person, other than the Reporting Person itself.

(e)           Not applicable.

Item 7.     Material to be Filed as Exhibits.

Exhibit 1 – Transactions in the Shares effected in the past 60 days.

CUSIP No. 50213V109	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 4, 2013	IROQUOIS CAPITAL MANAGEMENT L.L.C.

By: /s/ Joshua Silverman
Joshua Silverman
Authorized Signatory

Date: March 4, 2013	JOSHUA SILVERMAN

By: /s/ Joshua Silverman

Date: March 4, 2013	RICHARD ABBE

By: /s/ Richard Abbe

EXHIBIT 1

TRANSACTIONS

Exhibit 2 (“Prior Exhibit 2”) to the Issuer Schedule 13D filed on January 17, 2013 by the Reporting Persons is incorporated herein by reference.  Together with Prior Exhibit 2, the following table sets forth all transactions with respect to Shares effected in the last sixty days by the Reporting Persons on behalf of the Reporting Persons in respect of the Shares, inclusive of any transactions effected through 3:00 p.m., New York City time, on March 1, 2013.  Except as otherwise noted below, all such transactions were purchases or sales of Shares effected in the open market, and the table includes commissions paid in per share prices.

NATURE OF TRANSACTION	FOR THE ACCOUNT OF	DATE OF TRANSACTION	AMOUNT OF SECURITIES	PRICE PER SHARE
Open Market Purchase	Iroquois Master Fund Ltd.	1/18/2013	7,500	$1.08
Open Market Purchase	Iroquois Master Fund Ltd.	1/31/2013	16,950	$1.16
Open Market Purchase	Iroquois Master Fund Ltd.	2/1/2013	8,000	$1.17
Open Market Purchase	Iroquois Master Fund Ltd.	2/7/2013	5,000	$1.26
Open Market Purchase	Iroquois Master Fund Ltd.	2/11/2013	27,231	$1.30
Open Market Purchase	Iroquois Master Fund Ltd.	2/12/2013	12,000	$1.26
Open Market Purchase	Iroquois Master Fund Ltd.	2/13/2013	500	$1.32
Open Market Purchase	Iroquois Master Fund Ltd.	2/14/2013	500	$1.32
Open Market Sale	Iroquois Master Fund Ltd.	2/25/2013	26,500	$1.20
Open Market Purchase	Iroquois Master Fund Ltd.	2/26/2013	12,000	$1.16
Open Market Sale	Iroquois Master Fund Ltd.	2/27/2013	2,900	$1.17
Open Market Purchase	Iroquois Master Fund Ltd.	2/28/2013	101,000	$1.16
Open Market Purchase	Iroquois Master Fund Ltd.	3/1/2013	24,400	$1.16